September 5, 2018

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Jennifer Thompson

Re:	Worldpay, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 28, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Filed August 9, 2018

Dear Ms. Thompson:
This letter is in response to the Securities and Exchange Commission’s (the “Commission”) letter dated August 21, 2018 concerning Worldpay, Inc.’s (the “Company”) Form 10-K for the year ended December 31, 2017 and Form 10-Q for the quarter ended June 30, 2018. Although the Commission’s letter requested a response within 10 business days, the Company respectfully requests an extension of time to respond to the letter. The Company intends to provide a response by September 19, 2018.
Should you have any questions, please contact the undersigned at (513) 900-5401.
Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:	Nelson F. Greene, Esq., Chief Legal Officer, Worldpay, Inc.
Stephanie L. Ferris, Chief Financial Officer, Worldpay, Inc.